Exhibit 4.3

LAIRD SUPERFOOD, INC.

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (this “Agreement”) is made and entered into as of April 13, 2020 (the “Effective Date”), by and between Laird Superfood, Inc., a Delaware corporation (the “Company”), and Danone Manifesto Ventures, PBC (“Investor”).

WHEREAS, the Company and Investor are parties to that certain Series B-1 Preferred Stock Purchase Agreement, dated as of even date herewith (as amended, restated, or otherwise modified from time to time, the “Purchase Agreement”), pursuant to which Investor is acquiring shares of the Company’s Series B-1 Preferred Stock, $0.001 par value per share; and

WHEREAS, in connection with entering into the Purchase Agreement, the Company and Investor desire to enter into this Agreement, pursuant to which Investor shall have the right to (i) purchase shares of the Company’s Common Stock, $0.001 par value per share (“Common Stock”), in connection with the IPO (as defined below), (ii) designate a member of the Board (as defined below) and (iii) designate a representative as an observer of the Board, in each case subject to the terms and conditions herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    CERTAIN DEFINED TERMS. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

1.1    “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. For purposes of this definition, the term “control”, when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise; provided, for the avoidance of doubt, that a Person owning or controlling a minority interest in another Person by means of a minority investment (or a functional equivalent which would reasonably be understood to represent a minority investment or minority interest in a partnership or other entity) shall not be deemed to “control” such other Person.

1.2    “Board” means the Company’s board of directors.

1.3    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.4    “FINRA” means the Financial Industry Regulatory Authority, Inc. and any successor organizations or entities thereto.

1.5    “Investor Allocated Shares” means a number of shares of Common Stock equal to the greater of (i) the number of shares of Common Stock equal to $10,000,000 divided by the price per share to the public in the IPO (as defined below) and (ii) the total number of shares sold in the IPO (excluding any shares sold or to be sold pursuant to any over-allotment or green shoe option) by the Company, multiplied by Investor’s percentage equity ownership of the Company (calculated in each case on an as-converted and fully diluted basis, but excluding any shares underlying any warrants or requiring additional payments to receive the underlying Common Stock upon exercise) immediately prior to the consummation of the IPO.

1.6    “Investors’ Rights Agreement” shall mean that certain Amended and Restated Investors’ Rights Agreement, dated on or around the date hereof, by and among the Company, Investor and certain other parties thereto, as may be amended from time to time.

1.7    “IPO” means the Company’s first firm commitment underwritten public offering of its Common Stock under the Securities Act.

1.8    “IPO Participation Right” shall mean the right of Investor to purchase shares in the IPO pursuant to Section 2 herein.

1.9    “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.10    “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

1.11    “SEC” means the Securities and Exchange Commission.

1.12    “Securities Act” means the Securities Act of 1933, as amended.

1.13    “Securities Laws and Regulations” means (i) all applicable federal, state or other securities laws (including but not limited to the Securities Act, as amended from time to time, and the rules and regulation from time to time promulgated thereunder, the Exchange Act, as amended from time to time, and the rules and regulation from time to time promulgated thereunder or the rules and regulations of any securities exchange) and (ii) all rules and regulations of FINRA or any other self-regulatory organization that are applicable to the Company, Investor or any underwriter participating in the IPO, as applicable.

2.    IPO PARTICIPATION RIGHT.

2.1    Allocation. Subject to the requirements of the Securities Laws and Regulations and subject to the other provisions of this Agreement (including, without limitation, Section 2.2 below), the Company agrees to undertake reasonable best efforts to cause the managing underwriters of any IPO to allocate to Investor at least such number of shares as equals the Investor Allocated Shares on the terms set forth in this Agreement. The shares of Common

Stock so offered shall be offered on the same terms and at the same price at which they are being offered to the public pursuant to the Company’s registration statement with respect to the IPO (other than with respect to a customary lock-up agreement, on the same terms as other significant pre-IPO investors in the Company). Investor shall be entitled to apportion the rights granted pursuant to Sections 2.1 through 2.5 hereof among itself and its Affiliates in such proportions as it deems appropriate.

2.2    Cutbacks. Notwithstanding the foregoing, in the event that the managing underwriters of the IPO determine, in good faith, that the purchase of the Investor Allocated Shares by Investor would be detrimental to the IPO, then the managing underwriters may, in their sole discretion, by written notice delivered to the Company and Investor within two (2) business days of such determination, reduce the number of Investor Allocated Shares to be allocated to Investor for purchase in the IPO to such number of shares as the underwriters, in good faith, determine is appropriate to ensure the success of the IPO (any such reduced amount, the “Adjusted Investor Allocated Shares”) (which amount may, for the avoidance of doubt, be equal to zero if determined to be appropriate by the managing underwriters). In no event shall the number of Investor Allocated Shares to be allocated to Investor for purchase in the IPO pursuant to this Agreement be reduced unless the Board has consulted with the managing underwriters for the IPO and the Board also concludes, acting in good faith, that such reduction is appropriate to ensure the success of the IPO. Notwithstanding the foregoing, Investor (so long as Investor is an “accredited investor” within the meaning of Rule 501 under the Securities Act) shall have the right to purchase in the Private Placement (as defined below) the number of shares of the Company’s Common Stock as shall equal the difference between the number of Investor Allocated Shares and the number of Adjusted Investor Allocated Shares at a price per share equal to the price to the public in the IPO, and subject to the other terms and conditions provided in Section 2.7 below.

2.3    Notice of IPO. Within two (2) business days after the Company first publicly files with the SEC a registration statement covering shares of its Common Stock for an IPO (not including any confidential submissions of draft registration statements pursuant to the Jumpstart Our Business Startups Act of 2012, as may be amended from time to time), the Company will notify Investor in writing (email sufficing) of the Company’s intent to undertake the IPO (the “Offering Notice”). Such Offering Notice shall set forth the anticipated schedule for such IPO, including (i) the approximate date that the Company expects to print and distribute preliminary prospectuses relating to the IPO, (ii) the anticipated date on which the Company and the managing underwriters will begin the marketing effort generally known as the “road show”, (iii) the anticipated date that the shares to be included in the IPO will be first offered to the public, (iv) the anticipated closing date of the IPO, (v) an estimation of the aggregate gross proceeds in the IPO and (vi) if known at the time of such Offering Notice, the Investor Allocated Shares or Adjusted Investor Allocated Shares, as applicable, to be allocated to Investor, as well as calculations supporting such allocations. The Company and Investor acknowledge that the schedule in such Offering Notice will be based upon the Company’s reasonable best estimate of the timing of the IPO, but that such schedule and such valuation are subject to substantial revision based upon market conditions, disclosure issues that may arise during the preparation of the registration statement, interaction with the SEC regarding the registration statement and other factors. The Company may periodically provide written updates regarding the schedule and valuation range provided to Investor as well as the Investor Allocated Shares or Adjusted Investor Allocated Shares, as applicable, as the process for the IPO progresses.

2.4    Preliminary Indication of Interest. No later than five (5) business days prior to the date specified in the Offering Notice (as updated from time to time by the Company in writing) on which the Company expects to begin distribution of preliminary prospectuses relating to the IPO (the “Response Period”), Investor may provide to the Company and the managing underwriters for the IPO a written statement setting forth the aggregate dollar amount that Investor is interested in purchasing in the IPO (which indication of interest may be expressly made dependent on valuation and the pricing of the offering). The Company and Investor acknowledge that this indication of interest is not intended to be an offer to purchase from Investor, but merely an indication of interest to assist the Company and the managing underwriters in structuring the IPO and preparing appropriate disclosure in the registration statement. The failure by Investor to notify the Company and the managing underwriters within the Response Period of its interest in purchasing shares in the IPO shall terminate Investor’s right to purchase shares in the IPO and pursuant to the Private Placement (as defined below), unless the IPO is not completed within ninety (90) days of the Offering Notice.

2.5    Final Indication of Interest. No later than the time at which the managing underwriters for the IPO obtain from potential investors their final indications of interest just prior to the pricing of the IPO, Investor may provide to the Company and the managing underwriters Investor’s final indication of interest setting forth the number of shares Investor is interested in purchasing in the IPO (which number of shares may be more than, less than or equal to, and shall supersede, the number of shares represented by the dollar amount set forth in the written statement provided by Investor pursuant to Section 2.4 above).

2.6    Compliance with Securities Laws and Regulations. Notwithstanding anything to the contrary contained in this Agreement, the Company is not undertaking the obligation to commit any act in violation of the Securities Laws and Regulations or any other laws, rules and regulations applicable to the IPO. In the event that (i) by reason of the provisions of this Section 2, in the Company’s reasonable judgment, and based on the advice of securities counsel for the Company and concurred in by counsel for the managing underwriters, there would be any conflict with any Securities Laws and Regulations or other legal impediment or legal requirement which would prevent or materially delay the consummation of or unreasonably interfere with either the IPO or the purchase of shares of Common Stock as contemplated in Sections 2.1 through 2.5 hereof, or (ii) the IPO shall commence within twelve (12) months of the date hereof, then Investor shall not have any rights under Sections 2.1 through 2.5 hereof; provided that subsection (ii) of this Section 2.6 shall not apply if the Company obtains a “no action” letter or exemptive order from the SEC providing that the purchase of shares of Common Stock by Investor as contemplated in Sections 2.1 through 2.5 hereof in an IPO commencing less than twelve (12) months of the date hereof will not result in a violation of Section 5 of the Securities Act and the purchase of shares of Common Stock by Investor as contemplated in Sections 2.1 through 2.5 hereof complies with the terms and conditions of such “no action” letter or exemptive order.

2.7    Private Placement Right. In the event that (i) Investor is not entitled to purchase a number of shares of Common Stock in the IPO that is equal to or greater than the number of Investor Allocated Shares (determined in accordance with Section 2.2) because any such purchase is prevented, in whole or in part, by operation of Section 2.6 above, or (ii) the number of Adjusted Investor Allocated Shares is less than the Investor Allocated Shares, then in either case, Investor shall instead have the right, but not the obligation (so long as Investor is an “accredited investor” within the meaning of Rule 501 under the Securities Act) to purchase from the Company, in a separate and contemporaneous private placement transaction exempt from registration with the SEC (a “Private Placement”), a number of shares of Common Stock as shall equal the difference between (x) the number of Investor Allocated Shares and (y) the number of shares of Common Stock that Investor is actually provided the opportunity to purchase (provided such number is lesser than the number of Investor Allocated Shares) in the IPO (the “Private Placement Shares”), at a price per share equal to the price to the public in the IPO. In the event that any such right of Investor to purchase shares in the Private Placement arises, the Company shall deliver written notice to Investor containing all of the information required to be included in an Offering Notice pursuant to Section 2.3 hereto, as well as, in the event such right arose pursuant to clause (i) of Section 2.6, a summary of the basis for the Company’s conclusion that there would be any conflict with any Securities Laws and Regulations or other legal impediment or legal requirement which would prevent or materially delay the consummation of or unreasonably interfere with either the IPO or the purchase shares of Common Stock as contemplated in Sections 2.1 through 2.5 hereof (the “Private Placement Notice”). Investor shall inform the Company in writing of its desire to purchase any or all of the Private Placement Shares (which indication of interest may be expressly made dependent on valuation and the pricing of the offering) or not to participate in the Private Placement at all. If Investor does not so inform the Company within ten (10) business days following the date of the Private Placement Notice, then the Private Placement shall not occur and the Company, on the one hand, and Investor, on the other hand, shall have no liability or obligation to one another in connection therewith. Notwithstanding anything to the contrary contained in this Agreement, in the event that any such Private Placement would, in the Company’s reasonable judgment, based on the advice of securities counsel for the Company and concurred in by counsel for the managing underwriters, be deemed invalid as a private placement under Section 4(a)(2) of the Securities Act for any reason (including but not limited to by reason of the doctrine of “integration” with the IPO) or would otherwise conflict with any Securities Laws and Regulations or give rise to any other legal impediment or legal requirement that would prevent or materially delay the consummation of or unreasonably interfere with the IPO, then the Private Placement shall not occur and the Company, on the one hand, and Investor, on the other hand, shall have no liability or obligation to one another in connection therewith. Investor shall be entitled to apportion the rights granted pursuant to this Section 2.7 among itself and its Affiliates in such proportions as it deems appropriate.

2.8    Closing(s). The closing of Investor’s purchase of shares in the IPO or the Private Placement, as applicable, pursuant to this Agreement shall take place simultaneously with the closing of the Company’s sale of shares to the underwriters in the IPO. Investor agrees to sign such reasonable and customary documents, and take such other reasonable and customary actions as the Company and, to the extent that Investor purchases shares in the IPO, the managing underwriters of the IPO may reasonably request, in connection with such closing; provided, that, notwithstanding the foregoing, Investor shall not be required to sign such documents or take such actions if such documents and/or actions conflict with, or would in any way diminish, mitigate, reduce or otherwise adversely affect, any of Investor’s rights set forth in this Agreement. To the extent that Investor purchases shares in the Private Placement, Investor shall, on or before the date of the final prospectus relating to the registration by the Company of shares of Common Stock in the IPO, execute and deliver a stock purchase agreement containing representations, warranties and conditions to closing, that, in each case, are customary for a transaction structured as a concurrent private placement with an initial public offering and reasonably satisfactory to the Company and Investor. To the extent that Investor purchases shares in the IPO pursuant to this Agreement, Investor shall comply with all requirements and procedures ordinarily required by the managing underwriters of the IPO of Investors participating in a directed share program, if any, or of Investors in the IPO generally.

2.9    Conditionality. The right of Investor to purchase shares in the IPO under this Section 2, and the right of Investor to purchase shares in the Private Placement under this Section 2 shall be conditioned, in each case, upon the completion of the IPO. The Company may withdraw any registration statement for an IPO at any time without thereby incurring any liability to Investor or any permitted assignee of Investor or other party that has been apportioned rights hereunder.

2.10    Rights and Restrictions; Cooperation. Any Investor Allocated Shares or Adjusted Investor Allocated Shares, as applicable, purchased by Investor in the IPO shall not be entitled to any registration rights and shall not be deemed to be “Registrable Securities” as such term is defined in Section 1.26 of the Investors’ Rights Agreement. The Company and Investor shall, as applicable, take steps reasonably necessary to effect such purchase, including, without limitation, disclosures in the registration statement regarding the purchase of shares by Investor, satisfactory in form and substance to the Company and Investor.

2.11    Termination. The IPO Participation Right shall terminate and be of no further force or effect upon the first to occur of (i) the consummation of the IPO pursuant to which Investor was afforded the opportunity to exercise its IPO Participation Right in accordance with this Agreement; provided that, in the event Investor exercises its IPO Participation Right, the IPO Participation Right shall not terminate until the full satisfaction of such right, (ii) upon the consummation of a Deemed Liquidation Event (as defined in the Company’s Second Amended and Restated Certificate of Incorporation on file with the Secretary of State of the State of Delaware, as amended and/or restated from time to time) or (iii) the date on which Investor does not hold any shares of capital stock of the Company. In the event of a Deemed Liquidation Event, the Company shall notify Investor at least twenty (20) days prior to the consummation of such Deemed Liquidation Event.

3.    ANTITRUST. To the extent Investor determines it is required, each of the Company and Investor shall use reasonable best efforts to file, within ten (10) business days after the delivery of the applicable notice under Section 2 of this Agreement, any premerger notification and report forms required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations thereunder, and any similar filings required under foreign antitrust or competition laws and regulations (together, the “Antitrust Filings”). Upon receipt of the indication of interest pursuant to Section 2.4, the Company shall promptly provide Investor with all information necessary to determine whether any Antitrust Filing is required. The parties shall cooperate in the timely preparation and submission of any necessary Antitrust Filings, and each shall request early termination of any applicable waiting period(s) relating to the Antitrust Filings. The obligation of each of the Company and Investor to consummate the sales of securities as contemplated in Section 2 of this Agreement is subject to, and such closing shall not occur prior to the first business day after, the expiration or early termination of any applicable waiting period(s) relating to the Antitrust Filings.

4.    POST-IPO DESIGNATION RIGHTS.

4.1    In connection with the IPO, in the event that Investor and its Affiliates, collectively, hold more than five percent (5%) of the outstanding Common Stock immediately prior to the closing of the IPO, the Company agrees to use best efforts, upon request of Investor, to ensure that (i) the certificate of incorporation of the Company in effect upon the consummation of the IPO provides that the Board shall be classified into three (3) classes of directors with staggered three (3)-year terms, and (ii) the director designated by Investor and sitting on the Board prior to the IPO, if any, shall, following the consummation of the IPO, serve in the class of directors to be elected at the Company’s third (3rd) annual meeting of stockholders following the IPO.

4.2    Following the IPO, for so long as Investor and its Affiliates, collectively, hold more than five percent (5%) of the outstanding Common Stock, the Company agrees (i) to include an individual (the “Investor Nominee”) nominated by Investor in its slate of nominees for election as a member of the Board at each annual or special meeting of the stockholders of the Company at which directors in the class of directors that includes the director designated by the Investor are to be elected (the “Election Meetings”); (ii) to use best efforts to cause the election of the Investor Nominee to the Board at each of the Election Meetings (including recommending that the Company’s stockholders vote in favor of the election of the Investor Nominee and otherwise supporting the Investor Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees); and (iii) to the extent legally permissible, if an Investor Nominee who is elected at any Election Meeting subsequently becomes unable to serve for any reason or is removed during the course of his or her term as a director, the Board will promptly appoint a replacement of the Investor Nominee submitted by Investor or its Affiliates to the Board until the following Election Meeting.

5.    POST-IPO OBSERVER RIGHT. Following the IPO, for so long as Investor and its Affiliates, collectively, hold more than five percent (5%) of the outstanding Common Stock, the Company shall invite a representative of Investor to attend all meetings of the Board and the committees thereof in a nonvoting observer capacity (the “Observer”) and, in this respect, shall give the Observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, that such Observer shall agree to hold in confidence and trust all information so provided; and provided further the Company reserves the right, upon prior written notice to the Observer, to exclude the Observer from access to the relevant portion of any materials or meeting to the extent (but only to the extent) the Company reasonably believes, upon written advice of counsel, that such exclusion is necessary to preserve the attorney-client privilege or protect the status of a trade secret under applicable law (unless the information is specifically covered by an enforceable confidentiality agreement, in a form reasonably acceptable to the Company).

6.    MISCELLANEOUS.

6.1    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.2    Successors and Assigns. Investor may assign its rights and obligations under this Agreement to any of its Affiliates. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3    Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof and no party shall be liable for or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein.

6.4    Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

6.5    Amendment and Waiver. This Agreement may be amended or modified, and the rights and the obligations of the Company and the rights and obligations of Investor may be waived, only upon the written consent of the Company and Investor.

6.6    Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.7    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature pages hereto or at such other address or electronic mail address as the Company or Investor may designate by ten (10) days advance written notice to the other party hereto. If notice is given to the Company, a copy shall also be sent to Hogan Lovells US LLP, Attention: David Crandall, 1601 Wewatta Street, Suite 900, Denver, CO 80202 (Email: david.crandall@hoganlovells.com) and if notice is given to Investor, a copy shall also be given to Goodwin Procter LLP, Attention: Oreste Cipolla, 620 Eighth Avenue, New York, New York 10018 (Email: ocippola@goodwinlaw.com).

6.8    Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

6.9    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.10    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11    Broker’s Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party (each, a “Broker Party”) hereto is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein, except for (i) underwriters’ fees in connection with the IPO and (ii) any fees associated with a Broker Party engaged by a party; provided that such party has notified the other party hereto in writing of such engagement. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 6.11 being untrue and neither party shall be responsible for any fees of a Broker Party engaged by the other party (unless such party has expressly agreed in writing).

6.12    Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

LAIRD SUPERFOOD, INC.

By:	/s/ Paul Hodge
Name:	Paul Hodge
Title:	Chief Executive Officer

SIGNATURE PAGE TO LAIRD SUPERFOODS, INC.

STOCKHOLDER AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INVESTOR:

DANONE MANIFESTO VENTURES, PBC

By:	/s/ Jean-Francois Hurel
Name:	Jean-Francois Hurel
Title:	Vice President & Treasurer, Head of Investments

SIGNATURE PAGE TO LAIRD SUPERFOODS, INC.

STOCKHOLDER AGREEMENT